[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                            Report on Amendment No.2
Based on:                                       Article 27-25, Paragraph 1 of the Securities and Exchange
                                                Law
Filed with:                                     Director of Tokai Local Finance Bureau
Name (3):                                       Fujio Cho, President, Toyota Motor Corporation
Address or Location of Head Office (3):         1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty (4):           October 1, 2002
Filing Date:                                    June 23, 2004
Total Number of Submitter and Joint Holders     2
(persons):
Submitting Method (5):                          Jointly


I. Matters Regarding Issuing Company (6)

-------------------------------------------------------------------------------
Name of Issuing Company       FINE SINTER Co., Ltd.
-------------------------------------------------------------------------------
Company Code                  5994
-------------------------------------------------------------------------------
Listed / Over-the-counter     Listed
-------------------------------------------------------------------------------
Listed Securities Exchange(s) Tokyo
-------------------------------------------------------------------------------
Location of Head Office       30-11, Minami Ikebukuro 2-chome, Toshima-ku, Tokyo
-------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
      (1) Profile of Submitter (8)
          [1] Submitter (Bulk Holder)
-------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
-------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
-------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                                 Prefecture
-------------------------------------------------------------------------------
   Former Name
-------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
-------------------------------------------------------------------------------

       [2] Individual
-------------------------------------------------------------------------------
   Date of Birth
-------------------------------------------------------------------------------
   Occupation
-------------------------------------------------------------------------------
   Name of Company
-------------------------------------------------------------------------------
   Address of Company
-------------------------------------------------------------------------------

       [3] Judicial Person
-------------------------------------------------------------------------------
   Date of Incorporation               August 27, 1937
-------------------------------------------------------------------------------
   Name of Representative              Fujio Cho
-------------------------------------------------------------------------------
   Title of Representative             President
-------------------------------------------------------------------------------
   Business Purposes                   Manufacture, sale, leasing and
                                       repair of motor vehicles, ships,
                                       aircraft, other transportation machinery
                                       and apparatus, space machinery and
                                       apparatus, and parts thereof, etc.
-------------------------------------------------------------------------------

       [4] Place to Contact
-------------------------------------------------------------------------------
   Place to Contact and Name of        Yuji Maki, General Manager of Financial
   Person in Charge                    Reporting Department, Accounting
                                       Division
-------------------------------------------------------------------------------
   Telephone Number                    0565-28-2121
-------------------------------------------------------------------------------

     (2) Holding Purposes (9)
-------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

-------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------
                                     Main Text of Article        Article 27-23,           Article 27-23,
                                     27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                             4,600,000              ----                      ----
----------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A            ----              ----               G
----------------------------------------------------------------------------------------------------------
  Certificate of Stock                B            ----              ----               H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C            ----              ----               I
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D            ----                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership                           ----
  Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary            E            ----                                 K
  Receipts
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F            ----                                 L
  Securities
----------------------------------------------------------------------------------------------------------
           Total (shares)             M       4,600,000        N     ----               O      ----
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P            ----
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q       4,600,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R            ----
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
  Total Number of Issued Shares       S         22,100,000
  (shares) (as of October 1,
  2002)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         20.81
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         25.64
  Held Stated in the Preceding
  Report (%)
--------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
    October 1,        Shares of common stock        985,000              Acquisition               Merger
       2002
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-------------------------------------------------------------------------------
   Not applicable.
-------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
-------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)               36,000
-------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                   ----
   ((yen)1,000)
-------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)         ----
-------------------------------------------------------------------------------
   Breakdown of Above (V)                               ----
-------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition              36,000
   ((yen)1,000) (T+U+V)
-------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
      (1) Profile of Submitter (8)
          [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person        Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                Toyota Central Research and Development
                                       Laboratories, Incorporated
--------------------------------------------------------------------------------
   Address or Location of Head         41-1, Aza Yokomichi, Oaza Nagakute,
   Office                              Nagakute-cho, Aichi-gun, Aichi
                                       Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation               November 9, 1960
--------------------------------------------------------------------------------
   Name of Representative              Norikatsu Ishikawa
--------------------------------------------------------------------------------
   Title of Representative             President
--------------------------------------------------------------------------------
   Business Purposes                   Development of fundamental technologies
                                       and various research, examination and
                                       investigation, etc. on the use of such
                                       fundamental technologies.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of        Mikio Achiha, Manager of Accounting
   Person in Charge                    Division
--------------------------------------------------------------------------------
   Telephone Number                    0561-63-6158
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   55,000                   ----                    ----
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                      ----          G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                      ----          H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                      ----          I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                    J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                    K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                    L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             55,000       N            ----         O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P               ----
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             55,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R               ----
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S         22,100,000
  (shares) (as of October 1,
  2002)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.25
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.39
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

(4)   Conditions concerning Acquisition or Disposal during the Last Sixty
      (60) Days of Shares, Etc. Issued by Issuing Company (11)


----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)         ----
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)           ----
   ((yen)1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000) ----
--------------------------------------------------------------------------------
   Breakdown of Above (V)                       ----
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition        ----
   ((yen)1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of      Amount
            (Name of Branch)      Business     Representative                        Borrowing   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Toyota Central Research & Development Laboratories, Inc.


   2.Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article      Article 27-23,          Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   4,655,000                                         ----
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                       A                                   ----       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                   ----       H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                                   ----       I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                              J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                              K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                              L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)               M          4,655,000    N                      O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were
  Transferred through a Margin            P               ----
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q          4,655,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted           R               ----
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares           S         22,100,000
  (shares) (as of October 1, 2002)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                     21.06
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        26.03
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------